EXHIBIT 12

SOUTHWESTERN ELECTRIC POWER COMPANY CONSOLIDATED
Computation of Consolidated Ratios of Earnings to Fixed Charges
(in thousands except ratio data)

	Year Ended December 31,					Twelve Months Ended
	2000	2001	2002	2003	2004	6/30/05
FIXED CHARGES
Interest on Long-term Debt	$43,547	$41,401	$43,011	$53,309	$46,080	$43,579
Interest on Short-term Debt	10,174	9,680	7,776	6,545	7,581	8,110
Distributions on Trust Preferred Securities	8,663	8,663	8,662	4,331	-	-
Estimated Interest Element in Lease Rentals	467	759	1,080	2,500	3,700	3,700

Total Fixed Charges	$62,851	$60,503	$60,529	$66,685	$57,361	$55,389

EARNINGS
Income Before Cumulative Effect of Accounting Changes	$72,672	$89,367	$82,992	$89,624	$89,457	$87,998
Plus Federal Income Taxes	12,058	70,121	37,439	37,315	21,305	14,465
Plus State Income Taxes	2,538	8,385	5,687	8,140	4,966	3,308
Plus Provision for Deferred Income Taxes	14,653	(31,396)	(3,134)	9,942	12,782	17,476
Plus Deferred Investment Tax Credits	(4,482)	(4,453)	(4,524)	(4,325)	(4,326)	(4,309)
Plus Fixed Charges (as above)	62,851	60,503	60,529	66,685	57,361	55,389

Total Earnings	$160,290	$192,527	$178,989	$207,381	$181,545	$174,327

Ratio of Earnings to Fixed Charges	2.55	3.18	2.95	3.10	3.16	3.14

Certain amounts have been reclassified between interest on short-term and long-term debt compared to periods prior to January 1, 2002.  This reclassification had no effect on the ratio.

Certain amounts have been reclassified between Distributions on Trust preferred Securities and Interest on Long-term Debt due to the implementation of FIN 46R "Consolidation of Variable Interest Entities" effective March 31, 2004 on a prospective basis.  This reclassification had no effect on this ratio.